

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2011

Stephen P. Weisz
President and Chief Executive Officer
Marriott Vacations Worldwide Corporation
6649 Westwood Blvd.
Orlando, FL 32821

> Re: **Marriott Vacations Worldwide Corporation**
> **Registration Statement on Form 10-12(b)**
> **Filed June 28, 2011**
> **File No. 001-35219**

Dear Mr. Weisz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments. In this regard, we note that on page 11 and elsewhere in the information statement, as a condition to completion of the spin-off, you state that the SEC shall have "declared effective" the registration statement on Form 10. Please revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange

certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

2.   We note from your disclosure in the prospectus summary and elsewhere in your information statement that the conversion price for stock options and stock appreciation rights will be based on a mechanism designed to protect "intrinsic value" of the original stock. Please revise future amendments to discuss this conversion rate in greater detail, including any valuations used to determine such amounts.

3.   Please provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research pertaining to your position amongst vacation ownership companies compiled by the American Resort Development Association. Please also confirm that this information is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily.

4.   Please provide us supplementally copies of the opinion you receive from Duff & Phelps, LLC as to the solvency and capitalization of Marriot International and Marriott Vacations Worldwide. Please also provide a copy the tax opinion you will receive in connection with the spin-off transaction.

5.   Please also submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

6.   Please revise your disclosure in an appropriate section of the registration statement to describe how the obligations of MVW US Holdings to its preferred shareholders will impact your common stockholders.

Prospectus Summary

Our Competitive Advantages, page 2

7.   Loyal highly satisfied customers. We note your disclosure regarding customer satisfaction surveys. Please provide us with quantifiable support for all the assertions in this paragraph.

8.   Long-standing track record, experienced management and engaged associates. Please provide us with independent, third party support for your assertion that you were the first company to introduce lodging-braded vacation ownership products.

Questions and Answers About the Spin-Off

How will fractional shares be treated in the spin-off?, page 5

9.   Please revise here to explain whether the distribution agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the distribution agent and the broker-dealers it uses are not affiliates of Marriott International or Marriott Vacations Worldwide.

Risk Factors

Risks Relating to Our Business,

Our business will be materially harmed…, page 19

10.   Please note that risk factors should be brief and highlight the material risk you are attempting to convey. Please revise this risk factor to provide brevity and only include the disclosure needed to place the risk into context and revise your business disclosure, as needed, to discuss issues raised here with greater specificity. Please note that this comment applies to the other risk factors in this section that are several paragraphs in length.

11.   Please also add a separate risk factor to briefly highlight provisions in your license agreements granting Marriott International certain development oversight rights with respect to your future projects and discuss the attending risks.

12.   Please also discuss Marriott International's retained ability to enter into the vacation ownership business, which you disclose on page 155 as excepted operations under the noncompetition agreement.

We are subject to the range of operating risks…, page 22

13.   Refer to the bulleted list under this risk factor. To the extent these risks have not been discussed elsewhere, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to the company posed by each factor and the risks that have already materialized. However, we note that these bullet points are so general in application that they may apply to any company. Please review the risk factors to ensure that the risks presented are specific to your company and not general in application.

Capitalization, page 49

14.   Please update the introduction to your table to indicate that, although not part of total capitalization, cash and cash equivalents are also included in such disclosure.

Business

Inventory and Development Activities, page 65

15.   Please revise your disclosure to fully discuss "certain entitlements" available to persons purchasing vacation ownership interest directly from you as opposed to secondary market interest. Please explain whether secondary purchasers are subject to the same fees accessible to the other owners.

Our Competitive Advantages, page 67

Leading global "pure play" vacation ownership company, page 67

16.   Please revise here and in the summary to explain what you mean by "pure play" vacation ownership.

Segments, page 70

17.   To provide investors with a better understanding of how your business is structured, clarify whether you hold any actual ownership interest in the real property listed in this section and also explain the collateral underlying your loan facilities. If you currently own none of the properties listed, please discuss in greater detail your arrangements with the parties possessing ownership interests in the underlying real estate.

Competition, page 74

18.   We note that you conduct your business and maintain properties in several nations outside the United Stated representing approximately 15% of your revenues. Please supplement your disclosure in this section to discuss your competitive position for each material geographic region separately.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 78

19.   We note your disclosure throughout the information statement regarding your
        desire to dispose of certain excess land. Please revise to explain what constitutes
        real estate inventory in the "excess built Luxury segment."

20.   Please discuss in greater detail your third party arrangements pertaining to the
        development and expansion of your vacation ownership properties. Please also
        file these agreements as exhibits or tell us why it is not appropriate.

Financing, page 80

21.   Please revise your disclosure in this section and elsewhere in the filing, as
        available, to discuss whether defaults by purchasers of your vacation ownership
        interests will trigger any defaults under covenants and other provisions in your
        planned loan facilities.

22.   Please explain whether you commence the recovery process with respect to
        failure to pay management fees and other special assessments, as applicable, in
        the same manner as you do with respect to general payments on vacation
        ownership interests.

23.   Please also revise to discuss default rates on your vacation ownership interest
        purchases.

Liquidity and Capital Resources, page 114

Separation from Marriott International, Our Future Cash Flows and Our New Credit
Facilities, page 114

24.   We note that as of March 31, 2011 you have $226 million of construction-in-
        process. Please tell us and disclose the various costs capitalized during the pre-
        construction and construction phases. In addition, please tell us and disclose the
        capitalization period used, when such period ends, and how you determine the end
        date. Within your response, please specifically quantify the amounts of salaries
        capitalized.

Description of Material Indebtedness and Other Financial Arrangements, page 160

25.   We note that you intend to enter into two secured revolving credit facilities, as
        well as issue mandatorily redeemable preferred stock of your subsidiary to

Marriott International, Inc. Please disclose any known material terms including amounts available, related interest rates, maturity dates, collateral requirements, or any other material terms believed to be beneficial.

Executive Compensation

Compensation Discussion and Analysis

Annual Bonuses, page 132

26.   We refer to your disclosure on page 135 regarding customer satisfaction information. We note that the company relies on this customer satisfaction information culled from third party sources as one of the pre established criteria for determining Annual Bonus awards. It is unclear from your current disclosure how this information factors into the bonus decisions. Please revise to disclose the name of the third party service provider, tell us how you selected the party, describe with greater specificity the customer satisfaction metrics generated from the survey and explain how survey results were measured against pre-established targets. Provide separate disclosure for each of your NEOs.

Certain Relationships and Related Party Transactions, page 149

General

27.   We note your disclosure in the Management section regarding the anticipated roles for your key executives on a going-forward basis, post spin-off. Please disclose here and in the Executive Compensation section whether you anticipate entering into new employment arrangements with any of your named executives. If so, please expand to discuss such arrangements.

28.   Update your disclosure in this section to discuss your arrangement with Ms. Harrison and any other Marriot Vacations Worldwide personnel that will remain under the employ of Marriott International. Please also add disclosure, as appropriate, to discuss the impact that Ms. Harrison's continued engagement with Marriott International may have on her responsibilities to you.

Description of Material Indebtedness and Other Financing Arrangements, page 160

General

29.   We note that you intend to enter into loan arrangements to finance your operations on a going forward basis. Please confirm that you will update your

disclosure here to discuss the status of any credit facility negotiations. To the extent available, include in such revised narrative a more detailed discussion of the terms of the facility and restrictive covenants and clarify when you intend to have it in place.

Vacation Ownership Loan Securitization Program, page 161

30. Please expand your disclosure to describe the material terms of your loan securitization program. Please identify key parties to these transactions and include a brief description of each such party's roles, responsibilities, background and experience. Please also discuss whether the notes are subject to any third-party rating agency criteria.

Audited Combined Financial Statements, page F-1

Combined Statements of Operations, page F-3

31. We note that you have classified financing revenues related to consolidation of your securitized notes receivable as operating within your combined statements of operations. Please tell us why you have classified the related interest expense as a non-operating expense.

4. Notes Receivable, page F-23

32. Please disclose the criteria used by management in determining which notes receivable are eligible for securitization.

33. Please separately disclose the aging of recorded investment in principal for both securitized and non-securitized vacation ownership notes receivable.

8. Inventory, page F-31

34. Please detail the components of your land inventory, including the amount considered construction-in-process.

Unaudited Interim Combined Financial Statements, page F-52

Notes to Interim Combined Financial Statements, page F-553.

Notes Receivable, page F-59

35. Given that a greater percentage of your non-securitized vacation ownership notes receivable are reserved against when compared to your securitized vacation ownership notes receivable, please tell us why your estimated average remaining

default rates are lower for your non-securitized vacation ownership notes receivable. Please disclose the estimated average remaining default rates as of December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel